August 25, 2008

Ms. Tia Jenkins
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Cardiff International, Inc. Form 10-KSB for fiscal year ended December 31, 2007 and Form 10-QSB for fiscal quarter ended March 31, 2008 File No. 000-49709

Dear Ms. Jenkins:

We have reviewed the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the filings of Cardiff International, Inc. (the “Company”), as set forth in your letter dated July 31, 2008.  We appreciate the comments intended to assist us in complying with applicable disclosure requirements and in enhancing the overall disclosure in our filings.  We have set forth below our responses to each of the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  In connection with our responses, Cardiff International, Inc. acknowledges that:

•	Cardiff International, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cardiff International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for fiscal year ended December 31, 2007

Item 8A Controls and Procedures

(b) Management’s Report on Internal Controls Over Financial Reporting, page 27

1. Please revise to clearly indicate if management has concluded that internal control over financial reporting was effective or not effective.

Response to Comment 1:  The Company has prepared an amended Form 10-KSB for fiscal year ended December 31, 2007, which has been revised to clearly indicate that management has concluded that the internal controls over financial reporting was effective. This amended form will be filed with the Commission no later than August 26, 2008.

2. We note that you have not provided a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”  Please revise to provide such disclosure as required by paragraph a(4) of Item 308(T) of Regulation S-B.

Response to Comment 2:  The Company has prepared an amended Form 10-KSB for fiscal year ended December 31, 2007, which has been revised to include such a disclosure as required by paragraph a(4) of Item 308(T) of Regulation S-B.  This amended form will be filed with the Commission no later than August 26, 2008.

3. We note that you have not identified the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by paragraph a(2) of Item 308(T). Please advise or revise.

Response to Comment 3:  The Company has prepared an amended Form 10-KSB for fiscal year ended December 31, 2007, which has been revised to identify the framework used by management to evaluate the effectiveness of our internal control over financial reporting as required by paragraph a(2) of Item 308(T). This amended form will be filed with the Commission no later than August 26, 2008.

4. We note your disclosure that there were no significant changes in your internal control or other factors that could significantly affect such controls subsequent to the date of your officer’s evaluations.  Revise to clearly state, if true, that there were no changes in internal control over financial reporting identified in connection with the evaluation that occurred during your last fiscal quarter, that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response to Comment 4: The Company has prepared an amended Form 10-KSB for fiscal year ended December 31, 2007, which has been revised to clearly state that there were no changes in internal control over financial reporting that occurred during the last fiscal quarter, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  This amended form will be filed with the Commission no later than August 26, 2008.

5. Please revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses identified.  Disclose when the material weakness were identified, by whom the weaknesses were identified and when the material weakness first began.

Response to Comment 5:  The Company has prepared an amended Form 10-KSB for fiscal year ended December 31, 2007, which has been revised to disclose the specific steps the Company has taken to remediate the material weaknesses identified, as well as when the material weaknesses were identified, by whom the weaknesses were identified and when the weaknesses first began. This amended form will be filed with the Commission no later than August 26, 2008.

Section 302 Certifications

6. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
- The identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  The identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.
- In paragraph 2, you identify the wrong periodic reports (i.e., you refer to a Form 10-KSB/A when the certifications are filed with your annual report on Form 10-KSB.) The identification of the report in paragraph 2 should correspond to the associated filing.
- The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).
- Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.
Please revise to address each of the matters noted above.

Response to Comment 6: The Company has prepared an amended Form 10-KSB for fiscal year ended December 31, 2007, including section 302 certifications that have been revised in the manners noted above.  This amended form will be filed with the Commission no later than August 26, 2008.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

7. Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007.  Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.  We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and no Form 10-Q.  Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required information.  In any event, you should file your next quarterly report on Form 10-Q.

Response to Comment 7:  The quarterly report for the quarter ended June 30, 2008 has been filed with the commission on Form 10-Q on August 19, 2008.  In addition, the Company is preparing an amended quarterly report for the quarter ended March 31, 2008 on Form 10-Q. This amended form will be filed with the Commission no later than August 26, 2008.

8. Please revise your quarterly report, as necessary, to comply with the comments above on your Form 10-KSB (e.g. Section 302 certifications).

Response to Comment 8: The Company has prepared an amended Form 10-Q for the fiscal quarter ended March 31, 2008 and June 30, 2008, including section 302 certifications that have been revised to comply with Comment 6 above.

Sincerely,

/s/ Daniel Thompson

Daniel Thompson
Chief Executive Officer